Mail Stop 3561

January 12, 2007

Via U.S. Mail & Facsimile (304) 343-3058
Mr. Frank P. Cassell
Chief Executive Officer
Convention All Holdings Inc.
1157 Taborlake Walk
Lexington, KY 40502

Re: **Convention All Holdings Inc.**
        Amendment No. 3 to Registration Statement on Form SB-2
        Filed December 29, 2006
        File No. 333-136791

Dear Mr. Cassell:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note from your response to comment 2 of our letter dated December 21, 2006 that a total of three loans amounting to $67,210 were made by IMM to the company. Based on a review of the promissory notes covering such loans, it appears that only two of the three loans were made prior to the initial filing of the registration statement, but that you are including shares covered by all of the loans for registration. Please explain to us which exemption from registration you relied upon for the issuance of the securities relating to the convertible promissory notes. If, for example, you relied upon Section 4(2), we note that this sale occurred after the filing of the initial registration statement and that you then attempted to add these shares to the pending registration statement. As such, it is unclear to us how you could have concluded that the investors took with investment intent or without a view to distribute. As you may know, Rule 152 of the Securities Act provides a safe harbor to separate the issuance and resale

transactions for 4(2) offerings. This rule appears to be unavailable with respect to the shares covered by the third promissory note, however, since Rule 152 requires that the registration statement be filed <u>subsequent</u> to the 4(2) offering.

2. As a follow-up to the comment above, we note that you renegotiated the terms of all of the promissory notes with IMM subsequent to the initial filing of the registration statement. Given these facts, please provide us with an analysis as to why you believe any of the offerings related to the promissory notes were complete at the time you filed the registration statement.

<u>Recent Sales of Unregistered Securities, page 49</u>

3. Please revise this section to provide all of the information required by Item 701 of Regulation S-B. While we note your statement that no unregistered securities were sold by the company within the past three years, as both the shares sold in your Regulation S offering and the IMM convertible notes were issued in the last year, you should revise accordingly.

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As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Patrick Kuhn at (202) 551-3308 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3454 with any other questions.

Sincerely,

Sara D. Kalin
Branch Chief—Legal

cc: <u>via Facsimile (304) 343-3058</u>
        Edd McDebitt, Esq.
        Bowles, Rice, McDavid, Graff & Love, LLP